Fund of Funds Investment Agreement

This FUND OF FUNDS INVESTMENT AGREEMENT (the “Agreement”), dated as of February 28, 2022, is between Cliffwater Corporate Lending Fund, a Delaware statutory trust (the “Acquiring Fund”), and Owl Rock Technology Finance Corp. II, a Maryland corporation (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”).

WHEREAS, the Acquiring Fund is a closed-end management investment company that is registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940 (the “1940 Act”);

WHEREAS, the Acquired Fund is a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act;

WHEREAS, Section 12(d)(1) of the 1940 Act, which is made applicable to BDCs by Section 60 of the 1940 Act, generally limits the ability of a registered investment company or BDC to invest in shares of another registered investment company or BDC;

WHEREAS, Rule 12d1-4 under the 1940 Act permits a registered investment company or BDC to invest in shares of another registered investment company or BDC in excess of the limitations under Section 12(d)(1) subject to certain terms and conditions; and

WHEREAS, the Acquiring Fund, from time to time, may wish to acquire shares of the Acquired Fund in excess of the limitations under Section 12(d)(1)(A), (B), and (C), as applicable, in reliance on Rule 12d1-4.

NOW, THEREFORE, in consideration of the potential benefits to the Funds arising out of the investment by the Acquiring Fund in the Acquired Fund, the Funds agree as follows:

1.	Representations and Obligations of the Acquired Fund

The Acquired Fund agrees to:

(a)	comply with the Agreement and those terms and conditions of Rule 12d1-4 that are applicable to an acquired fund that is a BDC;

(b)	promptly notify the Acquiring Fund if the Acquired Fund fails to comply with the applicable terms and conditions of Rule 12d1-4 or this Agreement; and

(c)	provide, subject to applicable law, the Acquiring Fund and its investment adviser with information reasonably requested by the Acquiring Fund and its investment adviser to comply with the terms and conditions of Rule 12d1-4, including information on the fees and expenses of the Acquired Fund.

2.	Representations and Obligations of the Acquiring Fund

The Acquiring Fund agrees to:

(a)	comply with the terms and conditions of Rule 12d1-4 and this Agreement;

(b)	promptly notify the Acquired Fund if the Acquiring Fund fails to comply with the terms and conditions of Rule 12d1-4 or this Agreement; and

(c)	In the event the Acquiring Fund owns, controls or holds the power to vote 5% or more of the outstanding interests in the Fund, the Acquiring Fund hereby foregoes and waives any “voting rights” the Acquiring Fund has in respect of its interest in the Acquired Fund to the extent that the “voting rights” of the Acquiring Fund equal or exceed 5% of the “voting rights” of the shareholders, and the Acquiring Fund and the Acquired Fund hereby agree that such portion of the Acquiring Fund’s interest subject to such waiver shall automatically, and without any further action required by either party, be deemed a non-voting interest. For purposes of this Agreement, “voting rights” shall be rights deemed to be the equivalent to the right to vote for the election or removal of a director under applicable interpretations of the term “voting security” under the 1940 Act by the U.S. Securities and Exchange Commission or its staff, but for the avoidance of doubt, matters that are presented to the Acquiring Fund in connection with voting and consent rights afforded to the shareholders that do not constitute “voting rights” under the 1940 Act, shall not be subject to the provisions of this paragraph.

3.	Condition to Initial Purchase in Reliance on Rule 12d1-4

The Acquiring Fund and the Acquired Fund agree that, prior to the initial acquisition by the Acquiring Fund of shares of the Acquired Fund in excess of the limit in Section 12(d)(1)(A)(i), the investment adviser (or, if applicable, subadviser) to each of the Acquiring Fund and the Acquired Fund must make in writing the applicable findings required by Rule 12d1-4.

4.	Notices

Except as otherwise noted, all notices, including all information that either party is required to provide under the terms of this Agreement, shall be in writing and shall be delivered to the contact identified below (which may be changed from time to time upon written notice to the other party) by (i) Federal Express or other comparable overnight courier; (ii) registered or certified mail, postage prepaid, return receipt requested; (iii) facsimile with confirmation during normal business hours; or (iv) e-mail (to all parties set forth below). All notices, demands or requests so given will be deemed given when actually received.

If to the Acquiring Fund:

Cliffwater Corporate Lending Fund

c/o Cliffwater LLC

4640 Admiralty Way, 11th Floor

Marina del Rey, CA 90292

Attn: General Counsel

Tel: 310-448-5000

Fax: 310 448-5001

Email: legal@cliffwater.com

If to the Acquired Fund:

Owl Rock Technology Finance Corp. II

c/o Owl Rock Technology Advisors II LLC

Attn: General Counsel

Tel: 212 419-3000

Email: Legal@blueowl.com

5.	Termination and Governing Law

(a)	This Agreement will continue until terminated in writing by either party upon 30 days’ notice to the other party. Upon termination of this Agreement, the Acquiring Fund may not purchase additional shares of the Acquired Fund beyond the Section 12(d)(1)(A)(i) limits.

(b)	This Agreement will be governed by laws of New York without regard to choice of law principles.

6.	Miscellaneous

(a)	This Agreement may not be assigned by either party without the prior written consent of the other. In the event either party assigns this Agreement to a third party as provided in this Section, such third party shall be bound by the terms and conditions of this Agreement applicable to the assigning party. Any assignment in contravention of this Section shall be null and void.

(b)	Except as expressly set forth herein, nothing in this Agreement shall confer any rights upon any person or entity other than the parties hereto and their respective successors and permitted assigns.

(c)	No amendment, modification, or supplement of any provision of this Agreement will be valid or effective unless made in writing in the manner provided by Section 5 and signed by a duly authorized representative of each party.

(d)	This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. This Agreement shall become binding when any two or more counterparts thereof, individually or taken together, bear the signatures of both parties hereto. For purposes hereof, a facsimile copy of this Agreement, including the signature pages hereto, shall be deemed an original.

(e)	If any provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement remain in full force and effect, if the essential terms and conditions of this Agreement for both parties remain valid, legal and enforceable.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Cliffwater Corporate Lending Fund

/s/ Stephen L. Nesbitt

Name: Stephen L. Nesbitt

Title: President

Owl Rock technology finance corp. ii

/s/ Neena Reddy

Name: Neena Reddy

Title: Secretary

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